SCHEDULE 13G	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249300

(CUSIP Number)

September 16, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 292,812,490*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 292,812,490*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,812,490*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

*	Includes 163,859,498 shares of common stock of YRC Worldwide Inc. (“Common Stock”) issuable upon conversion of $10,126,517 in aggregate principal amount of 10% Series B Convertible Senior Secured Notes due 2015 (“Series B Notes”).

SCHEDULE 13G	Page 3 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 292,812,490*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 292,812,490*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,812,490*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

*	Includes 163,859,498 shares of Common Stock issuable upon conversion of $10,126,517 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 4 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 292,812,490*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 292,812,490*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,812,490*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

*	Includes 163,859,498 shares of Common Stock issuable upon conversion of $10,126,517 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 5 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 292,812,490*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 292,812,490*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,812,490*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

*	Includes 163,859,498 shares of Common Stock issuable upon conversion of $10,126,517 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 6 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS TC Group CSP II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 292,812,490*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 292,812,490*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,812,490*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

*	Includes 163,859,498 shares of Common Stock issuable upon conversion of $10,126,517 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 7 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS CSP II General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 292,812,490*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 292,812,490*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,812,490*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

*	Includes 163,859,498 shares of Common Stock issuable upon conversion of $10,126,517 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 8 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS Carlyle Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 282,976,480*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 282,976,480*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,976,480*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

*	Includes 158,355,227 shares of Common Stock issuable upon conversion of $9,786,353 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 9 of 14

CUSIP No. 984249300

1	NAMES OF REPORTING PERSONS CSP II Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,836,010*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,836,010*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,836,010*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

*	Includes 5,504,271 shares of Common Stock issuable upon conversion of $340,164 in aggregate principal amount of Series B Notes.

SCHEDULE 13G	Page 10 of 14

ITEM 1.	(a)	Name of Issuer:

YRC Worldwide Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

10990 Roe Avenue Overland Park, Kansas 66211

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group CSP II, L.L.C.

CSP II General Partner, L.P.

Carlyle Strategic Partners II, L.P.

CSP II Coinvestment, L.P.

	(b)	Address or Principal Business Office:

The address for each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P. and TC Group Cayman Investment Holdings, L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands.

The address for each of TC Group CSP II, L.L.C., CSP II General Partner, L.P., Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

DBD Cayman Holdings, Ltd. – Cayman Islands

DBD Cayman, Ltd. – Cayman Islands

TCG Holdings Cayman II, L.P. – Cayman Islands

TC Group Cayman Investment Holdings, L.P. – Cayman Islands

TC Group CSP II, L.L.C. – Delaware

CSP II General Partner, L.P. – Delaware

Carlyle Strategic Partners II, L.P. – Delaware

CSP II Coinvestment, L.P. – Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

984249300

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 11 of 14

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock, $0.01 par value of the Issuer (the “Shares”), as of October 4, 2011.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
DBD Cayman Holdings, Ltd.	292,812,490	14.1%	0	292,812,490	0	292,812,490
DBD Cayman, Ltd.	292,812,490	14.1%	0	292,812,490	0	292,812,490
TCG Holdings Cayman II, L.P.	292,812,490	14.1%	0	292,812,490	0	292,812,490
TC Group Cayman Investment Holdings, L.P.	292,812,490	14.1%	0	292,812,490	0	292,812,490
TC Group CSP II, L.L.C.	292,812,490	14.1%	0	292,812,490	0	292,812,490
CSP II General Partner, L.P.	292,812,490	14.1%	0	292,812,490	0	292,812,490
Carlyle Strategic Partners II, L.P.	282,976,480	13.7%	0	282,976,480	0	282,976,480
CSP II Coinvestment, L.P.	9,836,010	0.5%	0	9,836,010	0	9,836,010

Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are the record holders of 124,621,253 and 4,331,739 shares, respectively, of the Issuer’s common stock and $9,786,353 and $340,164, respectively, in aggregate principal amount of the Issuer’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”). The Series B Notes held by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are currently convertible into 158,335,227 and 5,504,271 shares of the Issuer’s common stock, respectively.

DBD Cayman Holdings, Ltd. exercises investment discretion and control over the shares and notes held by each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. through its indirect subsidiary, CSP II General Partner, L.P., which is the general partner of each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. TCG Holdings Cayman II, L.P. is the general partner of TC Group Cayman Investment Holdings, L.P. TC Group Cayman Investment Holdings, L.P. is the managing member of TC Group CSP II, L.L.C. TC Group CSP II, L.L.C. is the general partner CSP II General Partner, L.P. CSP II General Partner, L.P. Accordingly, each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., TC Group CSP II, L.L.C. and CSP II General Partner, L.P. may be deemed to be beneficial owners of the shares and notes held of record by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the shares and notes requires approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the ordinary members of DBD Cayman Holdings, Ltd., may be deemed to share beneficial ownership of shares and notes beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2011

DBD Cayman Holdings, Ltd.

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman, Ltd.

by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.

by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.

by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 13 of 14

TC Group CSP II, L.L.C.

by:	TC Group Cayman Investment Holdings, L.P., its managing member
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CSP II General Partner, L.P.

by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its managing member
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

Carlyle Strategic Partners II, L.P.

by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its sole shareholder
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 14 of 14

CSP II Coinvestment, L.P.

by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its sole shareholder
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock, $0.01 par value, beneficially owned by each of them of YRC Worldwide Inc., a Delaware Corporation. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 5th day of October, 2011.

DBD Cayman Holdings, Ltd.

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman, Ltd.

by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.

by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 17 of 21

TC Group Cayman Investment Holdings, L.P.

by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group CSP II, L.L.C.

by:	TC Group Cayman Investment Holdings, L.P., its managing member
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CSP II General Partner, L.P.

by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its managing member
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 18 of 21

Carlyle Strategic Partners II, L.P.

by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its sole shareholder
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CSP II Coinvestment, L.P.

by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its sole shareholder
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 19 of 21

Exhibit 99.2

POWER OF ATTORNEY

The undersigned understands that, from time to time, the Carlyle Companies (defined below) are required to prepare, execute and file certain federal and state securities laws filings.

Know all by these presents, that the undersigned hereby constitutes and appoints each of Curt Buser, Jeff Ferguson, David Pearson, Catherine Ziobro, R. Rainey Hoffman, Joanne Cosiol, Monica Harris, Jeremy Anderson, Bruno De Gusmao, Ann Siebecker, Andrea Pekala, Tom Mayrhofer, David Willich, Glen Goold, Orit Mizrachi, John Beczak, Rick Kappler, Matt LoRusso, Rob Konigsberg, Katey Bogue, James Sloan, or any of them signing singly, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1) prepare, execute in the name of each Carlyle Company and on behalf of each Carlyle Company, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of Forms D (“Form D”) required to be filed in accordance with Rule 503 (“Rule 503”) promulgated with respect to Sections 4(2), 4(6) and 3(b) of the Securities Act of 1933 (the “1933 Act”) and reports required by Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) or any rule or regulation of the SEC;

(2) prepare and execute for and on behalf of each Carlyle Company, in the undersigned’s capacity as a Managing Director, authorized person, officer and/or director of each Carlyle Company, federal and state securities laws filings including without limitation Forms D pursuant to Rule 503 and Schedules 13D and 13G and Forms 3, 4, and 5 in accordance with Sections 13(d) and 16(a) of the 1934 Act and the rules thereunder;

(3) do and perform any and all acts for and on behalf of each Carlyle Company which may be necessary or desirable to complete and execute any such federal and state securities laws filings including without limitation Forms D, Schedules 13D and 13G and Forms 3, 4, and 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and the securities administrators of any state, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the United States Virgin Islands or their designees and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

SCHEDULE 13G	Page 20 of 21

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted, whether the same needs to be executed, taken or done by him in his capacity as a current or former member, partner, shareholder, director or officer of any company, partnership, corporation, organization, firm, branch or other entity connected with, related to or affiliated with any of the entities constituting the Carlyle Companies or entities that directly or indirectly hold interests in the Carlyle Companies.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with federal and state securities laws, including without limitation Rule 503 of the 1933 Act or Section 13 and Section 16 of the 1934 Act.

This Power of Attorney and all authority conferred hereby shall not be terminated by operation of law, whether by the death or incapacity of the undersigned or by occurrence of any other event. Actions taken by an attorney-in-fact pursuant to this Power of Attorney shall be as valid as if any event described in the preceding sentence had not occurred, whether or not the attorney-in-fact shall have received notice of such event. Notwithstanding the foregoing, (i) in the event that an attorney-in-fact is no longer employed by The Carlyle Group Employee Co., L.L.C. or its affiliates, this Power of Attorney and all authority conferred hereby shall be immediately terminated with respect to such Attorney, and (ii) the undersigned may terminate or revoke this Power of Attorney at any time.

For purposes hereof, the “Carlyle Companies” shall consist of: (i) TWC Virginia, Inc., a Delaware corporation, TC Group, L.L.C., a Delaware limited liability company, TC Group Cayman, L.P., a Cayman Islands exempted limited partnership, TC Group Investment Holdings, L.P., a Delaware limited partnership and TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership; (ii) their respective owners, including without limitation TCG Holdings, L.L.C., a Delaware limited liability company, TCG Holdings Cayman, L.P., a Cayman Islands exempted limited partnership, TCG Holdings II, L.P., a Delaware limited partnership, TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership, TCG Employee Co., L.L.C., a Delaware limited liability company, Carlyle Offshore Partners II, Ltd., a Cayman Islands exempted company with limited liability, Carlyle Offshore Partners II Holdings, Ltd., a Cayman Islands exempted company with limited liability, DBD Investors V, L.L.C., a Delaware limited liability company, DBD Investors V Holdings, L.L.C., a Delaware limited liability company, DBD Cayman, Ltd., a Cayman Islands exempted company with limited liability and DBD Cayman Holdings, Ltd., a Cayman Islands exempted company with limited liability; and (iii) the subsidiaries and affiliates of the foregoing in clauses (i) and (ii), including without limitation investment funds sponsored directly or indirectly by one or more of the Carlyle Companies.

SCHEDULE 13G	Page 21 of 21

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of February, 2011.

/s/ David M. Rubenstein
Name:	David M. Rubenstein